EXHIBIT 23.1

Consent of Independent Auditors

The Board of Directors

Corio, Inc.:

We consent to the incorporation herein by reference of our report dated January 26, 2004, with respect to the balance sheets of Corio, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 10-K/A of Corio, Inc. and to the reference of our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for goodwill and other acquired intangible assets in 2002.

/s/    KPMG LLP

KPMG LLP

Mountain View, California

June 30, 2004